May 9, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kristi Marrone

Re:	Exantas Capital Corp.
Form 10-K for the year ended December 31, 2018
Filed March 11, 2019
File No. 001-32733

Dear Ms. Marrone:

Exantas Capital Corp. (the “Company”), hereby submits this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated April 29, 2019 relating to the Company’s annual report on Form 10-K for the year ended December 31, 2018.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.

Form 10-K for the year ended December 31, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Core Earnings, page 67

1.

We note that you have added back certain items excluded from Core Earnings allocable to common shares to arrive at Core Earnings allocable to common shares, adjusted. To the extent that this additional measure is presented in future filings, include a statement disclosing the reasons why management believes that it provides differentiated useful information to investors in accordance with Item 10(e)(i)(C) of Regulation S-K. Please also tell us why you believe it is appropriate to add back loss on redemption of preferred stock when you are presenting a measure of income allocable to common shares.

The Company advises the Staff that it considers Core Earnings allocable to common shares, adjusted (“Core Earnings Adjusted”) to be a useful metric for shareholders to evaluate the performance of the Company excluding certain non-recurring items and the results of certain transactions that are not indicative of the Company’s ongoing operating performance. The Company believes the loss on the redemption of preferred stock is a transaction that is not indicative of the ongoing performance of the Company’s operations.

The Company advises the Staff that it will provide a statement disclosing the reasons why management believes that Core Earnings Adjusted provides differentiated useful information to investors in accordance with Item 10(e)(i)(C) of Regulation S-K in its future filings, including in the Company’s filing on Form 10-Q for the period ended March 31, 2019.

Liquidity and Capital Resources, page 70

2.

We note that you use repurchase agreements to finance certain assets. In future filings, please quantify 1) the average quarterly balance of repurchase agreements, 2) the period end balance for each of those quarters and 3) the maximum balance at any month-end for each of the past three years. Explain the causes and business reasons for significant variances among these amounts.

The Company advises the Staff that it will disclose 1) the average quarterly balance of repurchase agreements, 2) the period end balance for each of those quarters, 3) the maximum balance at any month-end for each of the past three years and 4) accompanying explanations, including the cause and business reasons for significant variances among these amounts, in its future filings, including its filing on Form 10-Q for the period ended March 31, 2019.

Consolidated Statements of Cash Flows, page 87

3.	Please present proceeds from and repayments of repurchase agreements on a gross basis in future filings in accordance with ASC 230-10-45-7 through 45-9.

The Company advises the Staff that it will present proceeds from and repayments of repurchase agreements on a gross basis in its future filings, including its filing on Form 10-Q for the period ended March 31, 2019, in accordance with ASC 230-10-45-7 through 45-9.

If you have any questions regarding this letter, please feel free to contact me at (215) 832-4142.

Sincerely yours,

/s/ David J. Bryant

David J. Bryant
Chief Financial Officer
Exantas Capital Corp.